Exhibit 12.1

EXELIXIS, INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
Our earnings were insufficient to cover fixed charges for the periods presented except for the six months ended June 30, 2018 and the year ended December 31, 2017. The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2018 and the year ended December 31, 2017, and our deficiency of earnings to cover fixed charges for the other periods presented.

	Six Months Ended June 30, 2018	Year Ended December 31,
		2017	2016	2015	2014
Fixed charges:
Interest expense	$—	$8,679	$33,060	$40,680	$41,362
Interest portion of rental expense	134	592	721	755	886
Total fixed charges	$134	$9,271	$33,781	$41,435	$42,248
Earnings available for fixed charges:
Net income (loss) before income taxes	$206,766	$158,577	$(70,222)	$(161,744)	$(261,297)
Fixed charges per above	134	9,271	33,781	41,435	42,248
Total earnings available for fixed charges	$206,900	$167,848	$(36,441)	$(120,309)	$(219,049)

Ratio of earnings to fixed charges	1,544	18	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	N/A	N/A	$(70,222)	$(161,744)	$(261,297)